12010552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASHINGTON, DC 110

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-68090

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Avenue of the Americas, 16th Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

19 3/11

AB 3/16

Two Sigma Securities, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Two Sigma Securities, LLC
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Two Sigma Securities, LLC for the year ended December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

Adina Davydov

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	20,303,304
Investment in securities, at fair value (cost $6,783,386)		6,770,895
Exchange membership – at cost (fair value $4,379,520)		4,397,426
Due from exchanges		2,601,705
Due from clearing broker		7,939,463
Due from affiliates		718,882
Due from brokers		18,050
Deposits		41,651
Total assets	$	42,791,376
Liabilities and member's equity		
Securities sold short, not yet purchased, at fair value (proceeds $7,443,569)	$	7,440,218
Due to exchanges		81,510
Due to brokers		136,907
Due to affiliates		2,539,255
Accounts payable and accrued expenses		158,348
Total liabilities		10,356,238
Member's equity		32,435,138
Total liabilities and member's equity	$	42,791,376

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LLC ("TSCM") (formerly Two Sigma Holdings VC Acquisition Vehicle IV, LLC), is a limited liability company and was formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. In January 2011, the parent of TSCM, Two Sigma Holdings, LLC, an affiliate of the Company, transferred its entire interest in TSCM to its members. The Company is also registered with the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., Chicago Board Options Exchange, EDGA Exchange, Inc., EDGX Exchange, Inc., NASDAQ OMX BX, Inc., NASDAQ OMX PHLX, Inc., NYSE Arca, Inc., NYSE, Inc., NYSE AMEX, Inc. and the National Stock Exchange. For the year ended December 31, 2011, the Company is registered with NASDAQ OMX, Inc. as a market-maker in multiple equity securities. The Company is also a member of the Chicago Mercantile Exchange, Inc. ("CME").

The Company's operations consist of facilitating the receipt and execution of trade orders in an agency capacity, on behalf of its affiliated investment advisor, Two Sigma Investments, LLC ("TSI"), primarily in transactions involving equity securities. TSI is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940. The Company's operations also include a Wholesale Market Making ("WMM") business which aims to provide liquidity to clients and provide consistent, high quality executions as measured by the SEC by trading in listed U.S. securities. As part of the WMM business, the Company may hold proprietary positions. The members of TSCM are the same as Class B members of TSI.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

All cash deposits are held in non-interest bearing FDIC insured accounts by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

Due from/to Exchanges, Due from Clearing Broker and Due from/to Brokers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned or incurred through executing trades on each exchange. Due to broker consists of execution costs charged by broker-dealers. Due from brokers consists of pass through costs related to trade executions. Due from clearing broker is primarily comprised of cash and accrued commissions. Pursuant to an agreement with the clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due from clearing broker in the statement of financial condition. All due from/to exchanges, due from clearing broker and due from/to brokers are recorded on a trade date basis.

Investment in Securities & Securities Sold Short, Not Yet Purchased

Securities that are traded on a national securities exchange are valued on the basis of the closing or last sale price on the primary exchange on which such securities are traded.

Exchange Membership

The Company's exchange membership, which represents an ownership interest in the CME and provides the Company with the right to conduct business on the exchange at lower member rates, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. There was no exchange membership impairment for the year ended December 31, 2011. At December 31, 2011, the fair value of the exchange membership was $4,379,520.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSCM, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%. The Company has a UBT tax benefit of approximately $435,500 from TSCM which remains outstanding at December 31, 2011 and is included in due from affiliates in the statement of financial condition, of which all was accrued in 2011. During the year ended December 31, 2011 the Company wrote off a UBT tax benefit receivable from Two Sigma Holdings, LLC of approximately $113,000.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the financial statements. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and has concluded that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Fair Value Measurement

The Company measures and reports its investments at fair value. At December 31, 2011, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

3. Fair Value Measurement (continued)

Level I – Quoted prices are available in active markets as of the reporting date. The type of investments which would generally be included in Level I include listed equities, certain bonds and other exchange-traded investments. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position (none in 2011) and a sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from brokers and other external pricing vendors. The key inputs into valuation may include but are not limited to yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category include certain bonds, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer. For the year ended December 31, 2011 there were no transfers between Level I and Level II nor were there any transfers into or out of Level III.

The following table summarizes the Company's investments by level held on a gross basis, at December 31, 2011:

	Level I	Level II	Level III	Total at December 31, 2011
Assets				
Common Stock	$ 6,770,895	$ –	$ –	$ 6,770,895
Liabilities				
Common Stock	$ 7,440,218	$ –	$ –	$ 7,440,218

4. Transactions with Related Parties

The Company has entered into a sublease agreement with TSI for office space that expires in August 2017. The sublease agreement provides for rental payments to be made directly to TSI.

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company will record an expense based on the monthly expense sharing fee for services provided by TSI. These services include but are not limited to employee compensation, technology equipment and data services, general expenses, and workstation equipment. Payments to TSI for such services are made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI are subsequently reimbursed by the Company. No material balances were owed to TSI as of December 31, 2011.

The Company enters into securities transactions on behalf of affiliates in the normal course of business, which generates 100% of the Company's commission income. Through the execution of the affiliate–driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges, pays fees imposed by exchanges to connect to physical ports that are used to enter orders and receive data and pays execution fees to allow execution through specific broker–dealer's "dark pools". The Company passes such rebates and fees through to the Company's affiliates. At December 31, 2011, approximately $2,500,000 remains payable to the Company's affiliates and is included in due to affiliates on the statement of financial condition. At December 31, 2011 approximately $171,000 remains receivable from affiliates and is included in due from affiliates on the statement of financial condition. A portion of the due to affiliates is covered under a non-conforming subordination agreement.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Financial Instruments with Off–Balances Sheet Risk or Concentration of Credit Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off–balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

5. Financial Instruments with Off–Balances Sheet Risk or Concentration of Credit Risk (continued)

Securities transactions of the Company are cleared by a major securities firm. At December 31, 2011, all of the Company's investments in securities, securities sold, but not yet purchased, due to/from broker and other receivables/payables are positions with and amounts due from/to this broker. The Company had all of its individual counterparty concentrations with this broker.

6. Operational and Liquidity Risk

The underlying investments of the Company are comprised of exchange traded equity securities.

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement, or in accounting systems. The Company maintains controls which minimize these risks that include systems and procedures to record and reconcile transactions and positions, and to procure necessary documentation for trading activities.

The Company is exposed to market liquidity risk for the exchanged traded equity securities. There can be no assurance that a market for any security or financial instrument will remain sufficiently liquid to realize the current value of the security or financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty.

7. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification. All customer and proprietary securities transactions at December 31, 2011 settled without adverse financial effect on the Company.

8. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3–1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $25,338,000, which exceeded the required net capital of $1,000,000 by approximately $24,338,000. The ratio of aggregate indebtedness to net capital, at December 31, 2011 was 0.015 to 1. To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3–1, withdrawals of capital could be limited. The Company is exempt from the provisions of Rule 15c3–3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2011, the Company did not hold custody of any client assets.

9. Commitments

The Company subleases office space from an affiliate under a non–cancellable lease agreement. At December 31, 2011, the annual minimum payments under this agreement are approximately as follows:

	Total Commitments
Year ended December 31:	
2012	$ 63,457
2013	65,291
2014	67,250
2015	69,191
2016	71,421
Thereafter	43,974
Total	$ 380,584

10. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of this statement of financial condition, February 24, 2012. There are no subsequent events that require disclosure.

Ernst & Young LLP

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